September 12, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	DarkPulse, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2024
File No. 333-276114

Dear Ms. Krebs:

We are in receipt of your letter dated February 29, 2024, setting forth certain comments to the Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1”), which was filed on February 9, 2024 by DarkPulse, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Form S-1

Prospectus Summary, page 2

1.	Please update your disclosure at the beginning of the Prospectus Summary to be consistent with your current operations and to reflect the stage of development and lack of commercial sales of your BOTDA system. Similarly revise the beginning of your Management's Discussion and Analysis of Financial Condition and Results of Operations and Business sections.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) which, updates disclosure at the beginning of the Prospectus Summary to be consistent with the Company’s current operations and to reflect the stage of development and lack of commercial sales of your BOTDA system. The beginning of the Management's Discussion and Analysis of Financial Condition and Results of Operations and Business sections have also been updated accordingly.

2.	In response to prior comment 2, you disclosed on page 50 that the business combination agreement between Global System Dynamics, Inc. and the company was terminated on January 23, 2024. Also disclose that Global System Dynamics is required to redeem the remaining public shares and liquidate because it did not consummate a business combination by February 9, 2024. Provide a cross-reference to a new risk factor that discusses and quantifies the consequences to the company of the termination of the business combination agreement and the liquidation of Global System Dynamics, both as a party to the transaction and as the sponsor of Global System Dynamics. For example, disclose the amount of money spent by the company to become the sponsor and the amount provided to Global System Dynamics as the sponsor. Also disclose the transaction costs to the company from entering into and pursuing the consummation of the business combination agreement.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses, under the subheading “Termination of BCA,” that Global System Dynamics is required to redeem the remaining public shares and liquidate because it did not consummate a business combination by February 9, 2024. In addition, a risk factor titled, “Due to the failure of GSD to consummate a business combination with DarkPulse by February 9, 2024, GSD will be forced to liquidate, which may make the shares of GSD owned by DarkPulse worthless and DarkPulse may be unable to recoup any expenses spent on acquiring securities of GSD and loans to GSD.” Has been added to the Risk Factors section and has been referenced in the subheading “Termination of BCA.” The risk factor discloses the transaction costs to the Company from entering into and pursuing the consummation of the business combination agreement.

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Current Operations, page 4

3.	Please discuss why Remote Intelligence, LLC, Wildlife Specialists, LLC, and TJM Electronics West, Inc. are no longer in operation. If material, discuss the impact on the company in Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which, under the subheading “Current Operations,” in various sections of the Amendment, discusses why Remote Intelligence, LLC, Wildlife Specialists, LLC, and TJM Electronics West, Inc. are no longer in operation.

4.	Please explain your statement that you "are pending a Purchase Order issuance to our contract manufacturer Sanmina Corp (NASDAQ: SANM) for full manufacturing of our patented BOTDA sensor system hardware." In this regard, it is not clear whether or when you plan to submit a purchase order, whether you have a customer for your BOTDA system or how you plan to fund such a purchase order.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which explains the arrangement with Sanmina Corp in greater detail.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financings, page 38

5.	Please reconcile the differences between the table on page 38 showing the puts made by the company during 2023 to GHS pursuant to the May 2022 Equity Financing Agreement with the table on page II-5.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which reconciled the differences between the tables showing the puts made by the Company during 2023 to GHS pursuant to the May 2022 Equity Financing Agreement.

Liquidity and Capital Resources, page 43

6.	We have considered your response to prior comment 8 and reissue our comment in part. Please disclose the amount of debt subject to pending litigation. Discuss the level operations that your twelve-month future cash requirements of $2,718,828 will fund and how long the company can operate with current resources.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the amount of debt subject to pending litigation, the level of operations that the Company’s 12-month future cash requirements will fund, and how long the Company can operate with current resources.

Business

Our Operating Units, page 46

7.	Please update your disclosure about Optilan India Pvt Ltd and Optilan Communications & Security Systems Ltd to reflect what you acquired on December 1, 2023 from the liquidation of Optilan. For example, discuss what was excluded from the purchase and the impact on the operations of these entities. Refer to your Form 8-K filed December 1, 2023. If material, file the purchase agreements as an exhibit. In addition, clarify whether the installations disclosed for these companies were during the time the company owned Optilan or since you acquired them from the liquidation of Optilan.

RESPONSE: As was disclosed in the Company’s Current Report on Form 8-K filed December 5, 2023 and amended on May 24, 2024, After signing the agreement, the Company and the parties to the Agreement discovered ambiguity in certain language within the Agreement most notably related to (3) “Applicable Intellectual Property Rights” and (1) “Excluded Intellectual Property Rights.” The Company has made a partial payment of $30,000 toward the Purchase Price and is conducting additional due diligence. Once the remaining due diligence is completed, the Company will make the final payment $35,000 and close the acquisitions.

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Intellectual Property, page 54

8.	Please disclose the duration of your material patents.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses under the subheading “Intellectual Property” the duration of the Company’s material patents.

Legal Proceedings, page 54

9.	We have considered your response to prior comment 10. Please note that you may not provide disclosure about your legal proceedings by referring to your Form 10-Q filed November 15, 2023. The full disclosure must be provided in the Form S-1. Therefore, we reissue the comment. Please provide all the disclosure required by Item 103 of Regulation S-K. Ensure the disclosure is updated to the latest practicable date and includes a description of the factual basis alleged to underlie the proceedings and the relief sought. See General Instruction VII.D.1.c to Form S-1.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses all the disclosure required by Item 103 of Regulation S-K.

Item 15 - Recent Sales of Unregistered Securities, page II-1

10.	We note that you registered 1.8 billion shares for resale by GHS Investment under the May 2022 Equity Financing Agreement on Form S-1, file number 333-265401. The table disclosing the shares sold to GHS Investments pursuant to the May 2022 Equity Financing Agreement indicates that you have sold 1,935,728,017 shares to GHS from June 24, 2022 through January 8, 2024. Since GHS Investments currently beneficially owns 216,416,267 shares, which corresponds to the number of shares you have sold to GHS Investments under the Second Amended Equity Financing Agreement dated July 10, 2023, as amended, it appears that GHS Investments resold 135,728,017 shares under the May 2022 Equity Financing Agreement that were not registered for resale. Please advise.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses that certain shares sold to GHS have been sold as restricted securities, as agreed by GHS.

Exhibits

11.	We note that counsel's revised legality opinion filed as Exhibit 5.1 reflects that all 3.5 billion shares being registered are not currently outstanding. We further note that the company has already sold 216,416,267 shares to GHS Investments pursuant to the Second Amended Equity Financing Agreement dated July 10, 2023, as amended. If you intend to register these currently outstanding shares for resale by GHS Investments, please have counsel revise his opinion to address the legality of these shares.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which amended the legal opinion to include the resales of 271,971,823 previously sold to GHS.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Dennis O’Leary, CEO

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